EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Nine Months and Quarter Ended September 27, 2009

(Thousands of Dollars)

	Nine
	Months	Quarter
	------------	------------
Earnings available for fixed charges:
Net earnings	$209,367	150,362
Add:
Fixed charges	55,533	21,201
Income taxes	93,933	67,497
	-----------	-----------
Total	$358,833	239,060
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Fixed charges:
Interest expense	$ 44,827	17,609
Rental expense representative
of interest factor	10,706	3,592
	-----------	-----------
Total	$ 55,533	21,201
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Ratio of earnings to fixed charges	6.46	11.28
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